UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

001-38912

AVANTOR, INC.

(Exact name of registrant as specified in its charter)

Radnor Corporate Center, Building One, Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

6.250% Series A Mandatory Convertible Preferred Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Avantor, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 31, 2022	By:	/s/ Justin Miller
	Name:	Justin Miller
	Title:	Executive Vice President, General Counsel and Secretary